Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	August 15, 2011
For Immediate Release	NR#11-09

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2011.  For complete details of the Second Quarter Unaudited Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in Canadian dollars unless otherwise specified.

At June 30, 2011, the Company had working capital of $34,897,811 including cash on hand of $33,571,781.

For the three months ended June 30, 2011, the Company reported a net income of $39,615 compared to a loss of $1,393,973 in the comparable quarter of 2010.  Year to date, the Company’s net loss for the six months ended June 30, 2011 amounted to $1,387,846 (2010: $3,554,861).  The change over prior periods is due to the receipt of a $1,799,775 (US $1.86 million) arbitration award from Fresnillo plc (“Fresnillo”) recognized as income in the current quarter, and to decreased share based payment expense in the current period.  During the six months ended June 30, 2011, the Company granted nil stock options, (June 30, 2010: 390,000), but still recorded $782,696 (June 30, 2010: $1,159,401) of share based payment expense relating to previously granted stock options that vested to employees and consultants in the period ended June 30, 2011.

Juanicipio Property

For the six months ended June 30, 2011 the Company’s direct expenditures and advances to Minera Juanicipio (44% MAG/56% Fresnillo) amounted to $964,513 (June 30, 2010: $1,519,242).  Evaluation and exploration expenditures incurred directly by Minera Juanicipio for the six months ended June 30, 2011 amounted to US$ 2,346,482, including US$1,481,734 in the quarter ended June 30, 2011.  Minera Juanicipio completed 10,721 metres of drilling in the six months ended June 30, 2011 (including 6,799 metres in the quarter ended June 30, 2011) representing approximately 45% of the budgeted drilling for the year.

The Company is in receipt of assay results to the end of June 2011 from infill drilling on the Valdecañas Vein and the Juanicipio Vein.  Drilling on the Valdecañas vein was designed to convert Inferred Resources to Indicated Resources.  Results as provided by the operator Fresnillo are as follows:

•
On the Valdecañas Vein Hole J05 cut 4 separate vein sets as follows: a) the main Valdecañas Vein was intercepted and assayed 1.08 grams per tonne (“g/t”) gold, 845 g/t silver, and 0.30% combined lead and zinc over 2.35 metres true width; b) Footwall Vein 2 assayed 1.07 g/t gold, 845 g/t silver, and 0.30 % combined lead and zinc over 0.89 metres;  c) the lower Footwall Vein was intersected over a true width of 3.60 metres and ran 0.55 g/t gold, 5,074 g/t silver and 15.76% combined lead and zinc;  d) The stock work zone reported 8.16 metres true width and carried 0.16 g/t gold, 385 g/t silver, and 0.25% lead plus zinc.

•	Drill hole J21 intercepted the Valdecañas Vein over a true width of 2.44 metres and assayed 10.22 g/t gold, 157 g/t silver, and 5.47% lead plus zinc.

•	On the Juanicipio Vein drill hole 17.5P intercepted 0.74 metres running 1.20 g/t gold, 379 g/t silver, and 0.5 % lead plus zinc.

•	On the Juanicipio Vein Hole 17.5Q intercepted a true width of 1.91 metres with 0.43 g/t gold, 859 g/t silver, and 4.32% lead plus zinc.

Currently, 9 drills continue in operation on the Juanicipio property.

Cinco de Mayo Property

Actual exploration and evaluation expenditures incurred at Cinco de Mayo in the six months ended June 30, 2011 were $3,554,679 (2010: $5,592,027) where 15,986 metres (2010: 31,194) were drilled, including $1,753,036 (2010: $3,116,941) of expenditures and 6,090 metres (2010: 15,548) of drilling in the three months ended June 30, 2011. To date the Company has outlined high grade silver/lead/zinc mineralization along approximately 1,500 metres of strike length along the Jose Manto (resource estimation in progress), and high grade molybdenum/gold along approximately 2,500 metres of the Pozo Seco zone. At Pozo Seco an Indicated Mineral Resources has been estimated at 29.1 million tonnes, grading 0.147% molybdenum and 0.25 g/t gold and including Inferred Mineral Resources at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold.

As at June 30, 2011, drilling was advancing with two drill rigs dedicated to tracing mineralized structural zones that may have fed, or been fed from the Pozo Seco and/or Jose Manto mineralization zones. In the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo, all of the important geological signs point to the “Polaris” area of the property. Much of the work done during the quarter ended June 30, 2011 has been focused in this emerging ‘Polaris Zone’ where 10 holes have been drilled and assay results are pending.

OUTLOOK 2011

Subsequent to June 30, 2011, at the unanimous direction of the board of Minera Juanicipio, Strathcona Mineral Services Limited, has been engaged to prepare an independent resource estimate based on drilling done on the Juanicipio property up to June 2011, which will comply with the provisions of Canadian National Instrument (“NI”) 43-101 Standards of Disclosure for Mineral Projects. Once finalized, this resource estimate will be used by AMC Mining Consultants (Canada) Ltd (“AMC”) as a basis for an updated Preliminary Economic Assessment (“PEA”) including a mine production and mine design plan, expected to be completed early in the fourth quarter of 2011, subject to the completion of the new resource estimate and the schedules of the authors.

For the Pozo Seco deposit on the Cinco de Mayo property, metallurgical testing to determine the best methods for recovery of both gold and molybdenum is ongoing with gravitational separation, leaching and flotation techniques being tested. Test work to date indicates that the gold at Pozo Seco is readily recovered (recoveries of over 90%), however, work at this time is focused on molybdenum recoveries. Recovery of molybdenum, in the form of a powellite concentrate, is a pioneering effort made more challenging by the fine grain size of the powellite particles and intimate locking with waste materials, particularly fluorite. The Company is currently working with metallurgical consultants and a variety of recovery methodologies are being tested, but to date, an economic metallurgical recovery process has not been identified.  Although the metallurgical testing is taking longer than initially planned, the Company intends to continue with the testing in an effort to attain positive metallurgical results, which would then be followed by a PEA.

Juanicipio Property - Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Penoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person (Mineral Resource): The mineral resources for the Pozo Seco Deposit disclosed in this press release have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross, P.Geo. has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE-Amex under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE-Amex has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html